Exhibit 12.1

ViroPharma Incorporated

Schedule of Ratio of Earnings to Fixed Charges

(in thousands)	2006	2005	2004	2003	2002
Net Income (Loss) from continuing operations	$66,666	113,705	(19,534)	(36,942)	(26,623)
Add:
Fixed charges	1,102	10.075	10,654	8,999	11,434

Earnings as adjusted	$67,768	123,780	(8,880)	(27,943)	(15,189)

Fixed Charges:
Interest (gross)	$790	8,115	8,950	7,826	10,248
Portion of rent representative of the interest factor	237	282	335	561	400
Amortization of debt issuance costs	75	1,678	1,369	612	786

Total fixed charges	$1,102	10,075	10,654	8,999	11,434

Deficiency of earnings to cover fixed charges	N/A	N/A	19,534	36,942	26,623

Ratio of earning to fixed charges	60.50	11.29	N/A	N/A	N/A